April 10, 2017

Via EDGAR, Email and Federal Express

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Rubicon Technology, Inc.
PREC 14A preliminary proxy statement filing made on March 30, 2017 by Rubicon Technology, Inc.
File No. 001-33834

Dear Mr. Panos:

On behalf of Rubicon Technology, Inc. (the “Company”), please find below the responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 6, 2017, with respect to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 30, 2017, File No. 001-33834 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”, together with the Preliminary Proxy Statement, the “Proxy Statement”). Enclosed with the email and Federal Express versions of this letter is a copy of the Amended Preliminary Proxy Statement marked to show changes from the Preliminary Proxy Statement as originally filed.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Preliminary Proxy Statement unless otherwise specified. Capitalized terms used but not defined in this letter shall have the meanings set forth in the Amended Preliminary Proxy Statement.

General

1. Please clearly mark the proxy statement, as distinguished from the Notice of Annual Meeting of Stockholders, as preliminary. See Rule 14a-6(e)(1) of Regulation 14A. The Notice, while filed under cover of Schedule 14A, is outside the scope of the information required in the proxy statement as defined in Rule 14a-1(g). Refer to Rules 14a-3(a) and Rule 14a-101.

RESPONSE:

In response to the Staff’s comments, the Company has revised the Amended Preliminary Proxy Statement to clearly identify that it is preliminary.

Proposal 1: Declassification of Board of Directors

2. We were unable to locate the disclosures contemplated by Instruction 1 of Item 19 of Schedule 14A regarding the treatment of vacancies that arise during the year. In addition, it is unclear whether the disclosures suggested in Exchange Act Release 15230 (October 13, 1978) have been included as anticipated by Instruction 2. Please advise us, with a view toward revised disclosure, what consideration has been given to the application of these two instructions to Item 19 of Schedule 14A.

RESPONSE:

In response to the Staff’s comment, we have inserted disclosure on page 8 of the Amended Preliminary Proxy Statement to clarify that, following the amendment of our Certificate of Incorporation to de-classify the Board, any person appointed to fill any vacancy in the Board (including a vacancy by reason of an increase in the size of the Board, or the death, resignation, retirement, disqualification or removal of a director) will hold office until the next succeeding annual meeting of stockholders and until such director’s successor has been duly elected and qualified or until such person’s earlier death, resignation, retirement, disqualification or removal.

As noted in Exchange Act Release 15230 (October 13, 1978), a staggered or classified board may have certain actual or potential anti-takeover effects. In Proposal 1, the Company has proposed eliminating the classified Board, which the Company expects would eliminate any such anti-takeover effects. The Company therefore believes that no disclosure is required under Instruction 2 of Item 19.

Proposal 2: Reverse Stock Split

3. We note the assertion that the proposed Reverse Stock Split will not affect the registration of the registrant’s common stock under the Exchange Act. Please provide us with the factual and legal basis upon which the registrant relied to reach this conclusion. In addition, please advise us why the registrant has ostensibly concluded that this action, if undertaken, would not be viewed as the first step in a Rule 13e-3 transaction as defined in Rule 13e-3(a)(3).

RESPONSE:

Under Section 12 of the Exchange Act, the Company’s common stock is required to be registered under the Exchange Act for so long as its common stock is listed on The NASDAQ Capital Market (“NASDAQ”). As set forth on pages 9 and 11 of the Amended Preliminary Proxy Statement, respectively: (i) the purpose of the Reverse Stock Split is to allow the Company to remain listed on NASDAQ and (ii) the Company expects that the Reverse Stock Split would not have a negative effect on the Company’s continued listing status on NASDAQ. As further discussed below in the Company’s response to the Staff’s regarding Rule 13e-3 (“Rule 13e-3”) promulgated under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), the Company is not seeking to terminate the registration of its common stock under Exchange Act Rule 12g-4 or to suspend its obligation to report under Exchange Rule 12h-3 and Section 15(d). Therefore, the Company believes that the Reverse Stock Split would not affect the registration of the Company’s common stock under the Exchange Act.

To address the Staff’s comment, the Company has revised the disclosure on page 11 of the Amended Proxy Statement as follows:

“As noted above, the purpose of the Reverse Stock Split is for the Company to regain compliance and qualify for continued listing on the NASDAQ Capital Market. As further discussed below, we are not proposing the Reverse Stock Split as the first step in a “going private” transaction and we expect that the Reverse Stock Split would not have a negative effect on our continued listing status on NASDAQ. We therefore believe that the Reverse Stock Split would not affect the registration of our common stock under the Exchange Act.”

Additionally, the Company respectfully advises the Staff that the contemplated Reverse Stock Split, cashing out of fractional shares and the potential reduction in the number of record holders will not constitute a going private transaction pursuant to Rule 13e-3 by producing a “going private effect” as specified in that rule, nor is the Reverse Stock Split intended as part of a broader plan to take the Company private. In fact, as set forth in the Preliminary Proxy Statement, the primary purpose of the Reverse Stock Split is to the contrary – to allow the Company to remain listed on NASDAQ. One of NASDAQ’s listing standards is the minimum closing bid price requirement, which requires that the bid price of the common stock of listed companies be at least $1.00 per share

As you know, the Company’s obligation to comply with Rule 13e-3 arises if it engages in a Rule 13e-3 transaction (or series of transactions) which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects set forth in Rule 13e-3(a)(3)(ii): (A) causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rule 12g-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act; or (B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted on an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

2

As of March 10, 2017, the Company’s common stock was held by approximately 26 stockholders of record. The Company has determined that the effects referred to in Rule 13e-3(a)(3)(ii)(A) are not applicable to the Reverse Stock Split because, prior to and at the time of the Proxy Statement, the Company had fewer than 300 record holders of its common stock and was therefore already eligible, prior to filing the Proxy Statement with the Commission, to terminate the registration of its common stock under Section 12g-4 and to suspend its obligation to report under Rule 12h-3 and Section 15(d). Pursuant to Question 104.01 of the Staff’s “Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3” C&DIs, a “transaction would not be deemed to have “caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report” where “the issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d).” “The reduction in the number of security holders pursuant to this transaction would therefore not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A).” Accordingly, the Company believes that the Reverse Stock Split could not be deemed to have “caused” the Company’s common stock to become “eligible” for termination of registration or suspension of the Company’s obligation to report since the Company’s common stock is held by 26 record holders and it was already eligible for termination/suspension prior to filing the Preliminary Proxy Statement.

In addition, the Reverse Stock Split will not result in the Company’s common stock becoming eligible for termination of registration under Rule 12h-6 or cause the reporting obligations with respect to the Company’s common stock to become eligible for termination under Rule 12h-6 because the Company is not a foreign private issuer.

Further, the Company has determined that the effects referred to in Rule 13e-3(a)(3)(ii)(B) are not applicable because the Reverse Stock Split will not cause the Company’s common stock to be delisted from NASDAQ. NASDAQ Listing Rule 5550(a)(3) requires that a listed company, among other things, have “at least 300 Public Holders” to continue listing its equity securities on NASDAQ. Under NASDAQ Listing Rule 5005(a)(34), “Public Holders” are defined to include “holders of a security that includes both beneficial holders and holders of record.” As of March 10, 2017, the record date for the Annual Meeting, the Company had 5,320 beneficial owners who hold common stock in street name. The 5,320 beneficial owners combined with the 26 registered holders gives the Company approximately of 5,346 Public Holders. Even assuming a Reverse Stock Split ratio of 1-to-20, the Company will continue to have well over 300 Public Holders after the Reverse Stock Split, which will satisfy NASDAQ’s continued listing requirement regarding the number of Public Holders.

To address the effects referred to in Rule 13e-3(a)(3)(ii)(B), we have included the following disclosure on page 12 of the Amended Preliminary Proxy Statement:

“Because no fractional shares will be issued, holders of our common stock could be eliminated in the event that the proposed Reverse Stock Split is implemented. We are not proposing the Reverse Stock Split as the first step in a “going private” transaction. As of March 10, 2017, we had approximately 26 holders of record. In addition, we had approximately 5,320 beneficial owners who hold common stock in street name. The NASDAQ Listing Rules require that we have more than 300 Public Holders, which is defined as “holders of a security that includes both beneficial holders and holders of record, but does not include any holder who is, either directly or indirectly, an Executive Officer, director, or the beneficial holder of more than 10% of the total shares outstanding” under Rule 5005. Because a decrease in the number of shares owned by our stockholders due to the Reverse Stock Split will not decrease the number of our Public Holders below the required minimum of 300, we expect that the Reverse Stock Split would not have a negative effect on our continued listing status on NASDAQ.”

3

For the reasons stated above, the Company does not believe the going private effects specified in Rule 13e-3 are applicable to the Reverse Stock Split.

Summary Compensation Table, page 28

4. Item 8, and corresponding Item 402(c) of Regulation S-K, together require disclosure concerning the compensation of the named executive officers for each of the registrant’s last three completed fiscal years. The table does not provide data entries for the last three completed fiscal years. While the footnote references do explain the terms of two of the officers named, Item 402(c) does not appear to qualify the compliance obligation for any period depending upon who is or was a named executive officer. Please advise us of the basis upon which Rubicon relied to the exclude the third fiscal year from the table, or revise.

RESPONSE:

As set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the Commission on March 16, 2017, the Company is a “smaller reporting company,” as defined in Item 10 of Regulation S-K. Accordingly, the Company prepared such table in reliance on paragraphs (l) and (n) of Item 402 of Regulation S-K, which require compensation information for the Company’s last two completed fiscal years.

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Proposal 6: Advisory Vote on Executive Compensation

5. The registrant is required to disclose the current frequency of the shareholder advisory votes on executive compensation required by Rule 14a-21. Please advise us where we can locate this disclosure, or revise. See Item 24 of Schedule 14A.

RESPONSE:

In response to the Staff’s comment, the Company has included the following disclosure on page 35 of the Amended Preliminary Proxy Statement indicating that the Company currently has a three-year frequency of shareholder advisory votes on executive compensation:

“At our 2011 annual meeting of stockholders, the Company’s stockholders approved a three-year frequency for the stockholder advisory vote to approve executive compensation.   Since that meeting, the Company has submitted to its stockholders the advisory vote on executive compensation every three years.  At the Annual Meeting, the Company’s stockholders will have another opportunity to vote on the frequency of future advisory votes on executive compensation.  See Proposal 7, Advisory Vote on Frequency of the Vote on Executive Compensation, on page 36.  Following the Annual Meeting, the Board will determine the frequency of future advisory votes on executive compensation.   While the stockholder vote on the frequency of future advisory votes on executive compensation is not binding, the Board will take it into consideration when determining the frequency of future advisory votes to approve executive compensation. As described in Proposal 7, the Board is recommending that stockholders vote to hold the advisory vote on executive compensation each year.”

Form of Proxy

6. Please revise to mark the form of proxy as preliminary. See Rule 14a-6(e)(1).

RESPONSE:

In response to the Staff’s comment, the Company has revised the form of proxy card to indicate that it is preliminary.

*       *       *

●	In connection with responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Timothy E. Brog, Chief Executive Officer, at (847) 295-7000, tbrog@rubicontechnology.com.

Very truly yours,

RUBICON TECHNOLOGY, INC.

By:	/s/ Timothy E. Brog
Name:	Timothy E. Brog President and Chief Executive Officer

Enclosures

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